Exhibit 99.1

iQIYI Announces Changes to Board Composition

BEIJING, March 18, 2021 /PRNewswire/ — iQIYI, Inc. (NASDAQ:IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced changes to its board composition. Mr. Junjie He, Corporate Vice President of Baidu, Inc., has been appointed as a director of the Board. Mr. Haifeng Wang has resigned from the Board. These changes will be effective on March 18, 2021.

Mr. Junjie He is currently leading the Financial Planning & Analysis Department of Baidu. He is in charge of Baidu’s group budgeting, financial planning and financial analysis, and manages Baidu’s corporate resource allocation and optimization. Mr. He joined Baidu in 2017. Before his current position in Baidu, Mr. He oversaw Baidu’s Mergers & Acquisition Department from 2017 to April 2020. Mr. He also serves as a director of WM Motor Technology, Zuoyebang Education, Xiaodu Technology and Du Xiaoman Financial. Hr. He obtained his bachelor’s degree in Business Administration at Guanghua School of Management, Peking University in 2007.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature and e-commerce etc. For more information, please visit http://ir.iqiyi.com.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

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